GL ENERGY AND EXPLORATION INC.
                            141 ADELAIDE STREET WEST
                                   SUITE 1004
                        TOTONTO, ONTARIO, CANADA M5H 3L5

                              --------------------

               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                       NOTICE OF CHANGE IN THE COMPOSITION
                          OF THE BOARD OF DIRECTORS AND
                                CHANGE OF CONTROL

                                  MAY 29, 2003

                              --------------------


         This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of GL Energy and Exploration Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

         No vote or other action by our stockholders is required in response to this Information Statement. Proxies are not being solicited.


                                  INTRODUCTION

         We anticipate that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the asset purchase agreement discussed below under "Change of Control" will be completed. At that time:

         o GL Energy will issue an aggregate of 20,000,000 shares of common stock to the designees of Wellstar International Inc., a Nevada corporation ("Wellstar"), one of whom is a stockholder of Wellstar, in exchange for the following assets of Wellstar: two joint venture agreements between SEM Mining Corporation S.A., a company operating in Chile, and Wellstar dated January 22, 2003, pursuant to which Wellstar will participate 60% in the production of the heavy metal components including rutile, zircon, magnetite, illmenite, nickel and rare-earth oxides, produced from the La Barca Deposit and Duna Choapa Norte Deposit claims. In connection with these assets, GL Energy, as the purchaser of the above assets will be required to obtain funds to implement the joint venture agreements that relate to the mining interests being obtained. These obligations are as follows: a contribution of US$2,000,000 to fund the Pilot Plant by June 22, 2003 which will determine the final specifications and operating parameters of the production plant and to train the personnel for the production plant and general capital; and a contribution of US$8,000,000 by January 22, 2004 to fund the production plant. There are no agreements in place to obtain these funds and the assets may be lost in the event the funding is not made on or before the dates required.

         o In conjunction with the asset purchase transaction, GL Energy will dispose of its subsidiary GL Gold Inc. which has an agreement to purchase certain mining claims located in Oregon on which there is thought to be gold mineralization. This purchase agreement requires the payment of the purchase price of $740,000 by July 31, 2003. GL Energy does not have any source of the funds to purchase the claims at this time and because of the new commitments in relation to the assets being obtained, it is not likely that GL Energy will be able to obtain such funds.

         o Mitchell Geisler and Cindy Roach, the current members of our board of directors, will resign and Donald Byers and Arthur Lang will be appointed as new directors and shall constitute the entire board of directors immediately following the consummation of the asset purchase and each of these persons will be appointed to executive positions of GL Energy.

         o Mitchell Geisler and Cindy Roach and a consultant to the company, Robert Landau, will be issued an aggregate of 210,000 shares of common stock.

         Because of the change in the composition of our board of directors and the issuance of securities pursuant to the asset purchase agreement, there will be a change in control of our company on the date the transactions are completed.

         As of May 29, 2003, we had issued and outstanding 1,083,614 shares of common stock, our only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

         Please read this  Information  Statement  carefully.  It describes  the terms of the asset purchase agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the transactions under the asset purchase agreement.


                                CHANGE OF CONTROL

         On May 29, 2003, GL Energy and Wellstar entered into the asset purchase agreement. In addition, the sole stockholder of Wellstar and one other designee of Wellstar also entered into the asset purchase agreement in respect of their receiving the shares that Wellstar is entitled to receive on the transfer of the assets as the designees of Wellstar. The asset purchase agreement provides that GL Energy will issue an aggregate of 20,000,000 shares of common stock in exchange for assets described above. The anticipated closing date for the asset purchase is May 29, 2003. After the new issuance, taking into effect the recent reverse split effective May 28, 2003, the total outstanding shares of GL Energy will be approximately 21,083,614. Of these, 20,000,000 shares, representing approximately 95% of the outstanding shares of common stock, will be held by the new management of GL Energy. The asset purchase agreement also provides that Mitchell Geisler and Cindy Roach, the current directors of GL Energy, will resign as directors and officers and will be replaced with Donald Byers and Arthur Lang as directors and also the principal officers of GL Energy after the asset purchase is completed. The asset purchase agreement provides that GL Energy will issue an aggregate of 210,000 shares of common stock to Mr. Mitchell Geisler and Ms. Cindy Roach for services previously rendered to the company generally, and to Mr. Robert Landau in respect of $5,000 worth of consulting services for past work on mining projects. These shares will be issued under the 2003 Performance Equity Plan. As noted above, at the time the transaction with Wellstar is completed, GL Energy will dispose of GL Gold, Inc.



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

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of shares of common stock beneficially owned as of May 29, 2003 by (i) those persons or groups known to beneficially own more than 5% of our common stock prior to the closing of the purchase agreement, (ii) those persons or groups known to beneficially own more than 5% of our common stock on and after the closing of the purchase agreement,
(iii) each current director and each person that will become a director upon the closing of the purchase agreement, (iv) our chief executive officer and each executive officer whose compensation exceeded $100,000 in the fiscal year ended December 31, 2002, (v) all current directors and executive officers as a group and (vi) all directors and executive officers on and after the closing of the reorganization agreement as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. The business address of Mr. Geisler and Ms. Roach is 141 Adelaide Street, West, Suite 1004, Toronto, Ontario, Canada M5H 3L5, and the business address of Messrs. Byers and Lang is Suite 300, 1497 Marine Drive, West Vancouver, BC, Canada V7T 1B8.

                                                        Before Closing of             After Closing of
                                                      Purchase Agreement(1)         Purchase Agreement(2)
                                                     -----------------------       -----------------------
                                                     Amount and                    Amount and
                                                     Nature of                     Nature of
                                                     Beneficial      Percent       Beneficial     Percent
 Name and Address of Beneficial Owner                Ownership      of Class       Ownership      of Class
 ------------------------------------                ----------     --------       ----------     --------
 Mitchell Geisler (3)                                    33,250        3.07%           33,250            *
 Cindy Roach (4)                                         15,909        1.47%           15,909            *
 Marni Miller                                           114,571       10.57%          114,571            *
 ZDG Investments, Ltd. (5)                              485,670       44.82%          485,670         2.3%
 Donald Byers                                               -0-           --       17,500,000        83.0%
 Arthur Lang                                                -0-           --        2,500,000        11.9%
 All executive officers and directors as a group         49,160        4.54%       20,000,000        94.9%
    (two persons prior to and four persons on
    and after consummation of the reorganization
    Agreement)

 ---------------------
 *       Less than 1%.

 (1)     Based on 1,083,614 shares outstanding on May 29, 2003.
 (2) Based on 21,083,614 shares outstanding after all the issuances and requirements of the reorganiztion agreement are satisfied.
 (3) Does not include 110,000 shares to be issued pursuant to the asset purchase agreement after the consummation of the transaction.
 (4) Does not include 20,000 shares to be issued pursuant to the asset purchase agreement after the consummation of the transaction.
 (5) Ms. Marni Miller is a beneficial owner of ZDG Investments, Ltd. Mr. Robert Landau is an officer of ZDG Investments, Ltd., and he will be issued 80,000 shares for consulting services rendered to GL Energy in connection with the transaction valued at $5,000. These shares are not included in the above amounts

                 EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

         Effective upon the completion of the transaction under the asset purchase agreement following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, our board of directors will be reconstituted and fixed at four directors. On that date Mitchell Geisler and Cindy Roach will resign as directors and Donald Byers and Arthur Lang will be appointed as directors and shall constitute the entire board of directors immediately following the closing of the transactions contemplated by the reorganization agreement. The following tables set forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after completing the transaction under the asset purchase agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Donald Byers prior to the date the new directors take office.

         Each member of our board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers, Directors and Key Employees

         Name                           Age    Position
         ----                           ---    --------
         Mitchell Geisler.............  32     President
         Cindy Roach..................  40     Secretary

         Mitchell Geisler, has been the President and Chairman of the Board since 2000. Mr. Geisler has more than 15 years of experience in the hospitality and services industry. He has been an active member of the Toronto business and tourist district in a variety of capacities, and has worked with many international corporations including, Prime Restaurants, The Keg Restaurants, Cara Foods, and Sire Corp Restaurants. Most recently, during the period 1998 to 2001, Mr. Geisler was president and operator of the Toronto-based 52 Restaurants Inc. He was a supervisor for Imago Restaurants from 1997 to 1998. From 1996 to 1997 he was a manager of Ruby Beets Restaurant. Mr. M. Geisler is a graduate of Toronto's York University in Toronto, and also studied at the University of Tel Aviv. Mr. M. Geisler is a director and president of Demand Financial
International, Ltd., a development stage company engaged in the hospitality business

         Cindy Roach has been the Secretary and a director since 2000. Ms. Roach has over 10 years experience as a consultant with group benefits and human resources administration. From 1990 to 2000, Ms. Roach was a group benefits consultant at Watson Wyatt Worldwide, a multi national benefits consulting organization.

Executive  Officers  and  Directors  After  the  Closing  of the  Reorganization
Agreement

         Name                           Age    Position
         ----                           ---    --------
         Donald Byers.................  69     Chairman of the Board, Chief
                                               Executive Officer and President

         Arthur Lang..................  69     Secretary and Treasurer and
                                               Director

         Donald Byers is the president and sole owner of Byers & Associates, a firm that is a financial and business consulting firm located in Vancouver, British Columbia, with clients among privately and publicly traded corporations. He has held these positions since 1985. Mr. Byers is the sole director of Wellstar International Inc.

         Arthur Lang is the sole owner of a private real estate development company operating in Penticton, B.C. since 1990.

Board of Directors' Meetings and Committees

         During the fiscal years ending December 31, 2001 and 2002, our board of directors acted by unanimous consent on three and one occasions, respectively. Our entire board participated in each action. We do not have standing nominating, audit or compensation committees.

Director Compensation

         Our directors currently are not compensated for serving as members of our board of directors.

Compliance with Section 16(a) of the Exchange Act

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers, directors and persons who beneficially own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. To our knowledge, for the fiscal year ended December 31, 2002, no person who is an officer, director or beneficial owner of more than 10% of our common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.


                             EXECUTIVE COMPENSATION

         We have not paid any cash compensation or other benefits to our executive officers since our inception.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As of the year ended December 31, 2002, ZDG Investments, Ltd., a majority shareholder, and Glen Akelrod, a shareholder, loaned the company an aggregated $67,225 in order to fund operations. These loans bear interest and are due on demand. Interest for the fiscal year ended December 31, 2002 has been waived.

GL ENERGY AND EXPLORATION, INC.
Dated:   May 29, 2003



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